Exhibit 2
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 6 March 2008 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 598.887338p per share.